China Finance Online Co. Limited

17th Floor of Fuzhuo Plaza A,

No. 28 Xuanwai Street, Xicheng District,

Beijing, China 100052

February 10, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert

Re:China Finance Online Co. Limited

Registration Statement on Form F-3

Filed September 30, 2021

File No. 333-259899

Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), China Finance Online Co. Limited (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to withdraw the Company’s Registration Statement (File No. 333-259899) on Form F-3 filed with the Commission on September 30, 2021 (the “Registration Statement”), together with all exhibits thereto, effective as of the date hereof or at the earliest practicable date hereafter.  The Company is withdrawing the Registration Statement because it is not pursuing the intended offering of securities that were being registered thereon.

Since the Registration Statement was not declared effective by the Commission, no offers or sales of the Company’s securities were made pursuant to the Registration Statement. The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have questions or require additional information, please do not hesitate to contact the Company’s outside counsel, Mr. Andrew D. Hudders of Golenbock Eiseman Assor Bell & Peskoe, LLP at 212-907-7349 or via email at ahudders@golenbock.com.

China Finance Online Co. Ltd.

  By:/s/ Ying Zhu

Name: Ying Zhu

Title:Chief Financial Officer

3953725.1